EXHIBIT 11.1
Premier Exhibitions, Inc. and Subsidiaries
Computation of Net Income Per Share

	Three Months Ended May 31,
	2005	2006
Numerator:
Net income	$455,000	$1,074,000
Denominator:
Basic weighted-average shares outstanding	22,299,939	26,344,856
Effect of dilutive stock options & warrants	2,650,000	4,120,359

Diluted weighted-average shares outstanding	24,949,939	30,465,215

Net income per share:
Basic	$0.02	$0.04

Diluted	$0.02	$0.04